
November 13, 2012

Via E-mail
Gary Riccio
Chief Executive Officer
BioPharma Manufacturing Solutions, Inc.
1443 Merion Way, #51G
Seal Beach, California 90740

> **Re:** **BioPharma Manufacturing Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 18, 2012**
> **File No. 333-184494**
>
> **Form 8-K**
> **Filed October 18, 2012**
> **File No. 000-54423**

Dear Mr. Riccio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please make corresponding changes to your Form 8-K disclosure filed on October 18, 2012, as appropriate.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to describe how and when a company may lose emerging growth company status.

3. Please revise your Form 8-K to include Item 1.01.

4. Please include interim financial statements for the period ended September 30, 2012. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

5. Please revise your Form S-1 to disclose the following:

    - The dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K;

    - The need for government approval of principal products or services, including the status of such approval for any government approval that is necessary but that you have not yet received. See Item 101(h)(4)(viii) of Regulation S-K;

    - The effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K; and

    - The costs and effects of compliance with environmental laws (federal, state and local). See Item 101(h)(4)(xi) of Regulation S-K

History, page 4

6. We note that you indicate that the term "Company" means BioPharma Manufacturing Solutions, Inc. as of and following the date of its acquisition of BPECS, which according to your disclosure did not occur until October 11, 2012. However, you state that in August 2011, the "Company" implemented the change of control. Please review the defined terms and revise your disclosures as appropriate.

Business, page 5

7. We note that you indicate that the acquisition of BPECS did not include GMR's manufacturing components or equipment. However, the following are several references to the Company's existing manufacturing capabilities:

    - "In addition to growing its existing organic business, the Company will expand its existing manufacturing capabilities and grow its own line of biopharmaceutical process…" Page 5

    - "Finally, the Company is leveraging its technology transfer and manufacturing expertise to contract or build its own modular clinical scale manufacturing facility." Page 5

- "The Company has a 16-year successful business track record (as part of GMR) in delivering turnkey, fast-track, on-time, quality manufacturing processes and equipment." Page 14

    Please clarify if the Company currently has existing manufacturing capabilities or whether the Company will be establishing such capabilities.

8. We note that you indicate the Company plans to expand its existing manufacturing capabilities and grow its own line of biopharmaceutical process equipment and automation systems. Please provide the following information: (i) milestones that need to be achieved to effect the expansion and growth; (ii) principal steps and timetables in accomplishing those milestones; (iii) anticipated costs associated; (iv) source of funding; and (v) significant conditions in accomplishing the milestones.

Risk Factors, page 7

9. Please include a risk factor that the Company may not be able to obtain financing to carry out its business plan.

10. We note your disclosure that BPECS only had one client for the six month period ended June 30, 2012 and only two clients for six months ended June 30, 2011. Please revise your disclosure to include a client concentration risk.

11. Please define the term "Shares" in the Form 8-K.

The Company's operations business may not perform well as an entity separate from GMR, page 7

12. Please disclose if the new purchase order is from a client inherited from BPECS or through the Company's relationship with GMR.

Government regulation could negatively impact the business, page 8

13. Please provide a description of the types of regulatory bodies that could negatively impact the business.

The Business, page 14

14. Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide. In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management's belief or another source. For example, we note that you on page 14 you indicate that the "the global pharmaceutical market will reach $980 billion in 2012." Where such information is based upon management's belief, please indicate that

this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable.

Competition, page 16

15. Please expand your discussion of the competitive conditions in your industry, including an estimate of the number of competitors and a more specific discussion of the Company's competitive position.

Relationship with GMR, page 17

16. Please expand your discussion to include the impact on the Company if GMR were to compete with the Company or did not refer business to the Company.

Revenues, page 17

17. We note your disclosure that the Company has limited revenues to date and minimal profit as of the present. We also note your disclosure that the Company generated no revenues during the six month period ending on June 30, 2012. Please confirm that the Company has not generated revenue and profits since the six month period ending on June 30, 2012. Please reconcile any inconsistent statements.

Equipment Financing, page 17

18. Please revise your disclosure to include a discussion on how the Company anticipates obtaining equipment financing.

Strategic Partners and Suppliers, Page 17

19. Please clarify whether the Company requires any special or customized raw materials in its business. See Item 101(h)(4)(v) of Regulation S-K.

Acquisition, page 18

20. You disclose that via a stock-for-assets transaction you acquired BPECS, a component of GMR. The acquisition was effected through the issuance of 1,000,000 shares of common stock for certain assets of GMR. Please address the following:

   • We note your disclosure on the face of the pro forma balance sheets as well as the footnotes to the carve-out financial statements of BPECS that no assets or liabilities were transferred. As such, please clarify what exactly was acquired in this transaction. In this regard, we note your disclosure that "BPECS consists of components of GMR which comprise its consulting, design and engineering services." Please address whether you acquired service contracts from GMR and, if so, please provide us with the specific nature and terms of these contracts.

- Please clearly demonstrate how you determined that the acquisition of BPECS constituted the acquisition of a business. Refer to Rule 11-01(d) of Regulation S-X, ASC 805-10-25-1 and ASC 805-10-55-4 through 9.

- We note that you have provided statements of revenue and direct expenses for BPECS which appear to be in lieu of the financial statements required by Rule 8-04 of Regulation S-X. We note that the presentation of such financial statements is an accommodation that must be requested by the Company and granted by CF-OCA and such request should have been made prior to the filing of your S-1. Please note that an accommodation is premised on your ability to identify all costs directly associated with producing revenues of the acquired component. We will withhold issuing comments on the form and content of the statements of revenue of direct expenses for BPECS until (i) we understand the nature of what was transferred in this transaction and (ii) you have been granted a waiver by CF-OCA. See SAB Topic 1.B.1 for further guidance.

- Please tell us whether you had access to audited financial statements for GMR as of December 31, 2011 and, if so, address whether GMR reflected the BPECS component as a separate operating segment under ASC 280.

- You disclose that since August 2011, you and GMR have been operating under common control. Per your disclosures, Gary Riccio is the sole owner of GMR but only holds 28% of the outstanding common stock of BioPharma Manufacturing Solutions. As such, it is unclear how common control existed between these entities. Please advise. Refer to ASC 805-50-15 for guidance.

Security Ownership of Certain Beneficial Owners and Management, page 24

21. Please provide all information required by Item 403 of Regulation S-K, including, but not limited to, the address for each beneficial owner.

22. We note that in your disclosure that you indicate that the Company issued: (i) 3,000,000 shares of common stock to Mr. Riccio pursuant to a change of control; (ii) 25,000,000 shares of common stock to him pursuant to the Company's Regulation D offering; and (iii) 1,000,000 shares of common stock to GMR (an entity solely owned by Mr. Riccio) in connection with the acquisition of BPECS, which would appear to bring his total ownership to 29,000,000 shares of common stock of the Company. However, Mr. Riccio

is listed as owning 26,000,000 shares of common stock of the Company. Please explain the discrepancies in the calculations.

Certain Relationships and Related Transactions, page 25

23. We note your disclosure that the Company remitted payments aggregating $21,840 on behalf of GMR and that GMR has agreed to pay those funds back to the Company in 2012. Please revise your disclosure to include a discussion about the arrangement of such repayment and any other anticipated payments to be made by the Company on behalf of GMR.

Selling Shareholders, page 27

24. We note that in footnote 2 that the first numeric reference should be 72,000,000 instead of 94,000,000. Please revise your disclosure as appropriate.

Unaudited Pro Forma Combined Financial Information, page 6

Unaudited Pro Forma Combined Balance Sheets, pages 7-8

25. We note that you have presented pro forma combined balance sheets as of June 30, 2012 and December 31, 2011. In addition, you have presented pro forma combined balance sheets as of March 31, 2012 and December 31, 2011 elsewhere in the filing. Please note that you should only present a pro forma balance sheet as of the date of the most recent balance sheet. Given that you need to include financial statements for the period ended September 30, 2012, please revise to only present a pro forma balance sheet as of September 30, 2012. Refer to Rule 8-05(b)(2) of Regulation S-X.

26. We note that you have presented pro forma combined statements of income for the three months ended June 30, 2012 and 2011 and six months ended June 30, 2012 and 2011. In addition, you have presented pro forma statements of income for the three months ended March 31, 2012 and twelve months ended December 31, 2011 elsewhere in the filing. Please note that you should only present pro forma statements of income for the latest fiscal year and interim period. Given that you need to include financial statements for the period ended September 30, 2012, please revise to present pro forma statements of income for the year ended December 31, 2011 and the nine months ended September 30, 2012. Refer to Rule 8-05(b)(2) of Regulation S-X.

Item 1 – Financial Statements for the Period Ended June 30, 2012

General

27. Given your status as a development stage company, please present within your interim financial statements a statement of changes in stockholders' equity that includes all

activity from your inception through September 30, 2012. Refer to ASC 915-215-45-1. Please also present a statement of changes in stockholders' equity in your future Forms 10-Q.

Note 4 Common Stock, page 9

28. We note in your disclosure that on April 20, 2011 the Company issued 20,000,000 common shares to two directors and officers (James Cassidy and James McKillop). However, the Form 3s filed for each of these individuals suggests that they acquired their shares on August 3, 2011. Please reconcile any inconsistencies.

Item 15. Recent Sales of Unregistered Securities, page 29

29. We note your disclosure that from August 31, 2011 through June 30, 2012 the Company issued 89,500,000 shares of common stock to certain individuals pursuant to executed subscription agreements under a Regulation D offering. You state that the Company has filed a Form D with the Securities and Exchange Commission with respect to the Regulation D private offering. We are not able to locate the Company's Form D filing. Please advise where we can find the Company's Form D filing.

Item 16 Exhibits, page 30

30. We note your disclosure that the shareholders of the Company approved the increase of the number of authorized shares of common stock from 100,000,000 to 150,000,000. Please explain why you never filed either a proxy statement or an information statement relating to the approval of the increase of the number of authorized shares of common stock. To the extent you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Gary Riccio
BioPharma Manufacturing Solutions, Inc.
November 13, 2012
Page 8

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Brach Chief